Filed by Chardan South China Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Chardan South China Acquisition Corporation
Commission File No.: 000-51432

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Kerry Propper		The Equity Group Inc.
CEO		Adam Prior
Chardan South China Acquisition Corp.		(212) 836-9606
(646) 465-9088		aprior@equityny.com

FOR IMMEDIATE RELEASE

CHARDAN SOUTH CHINA ACQUISITION CORP. ANNOUNCES THE FILING OF ITS S4 REGISTRATION STATEMENT WITH THE SEC THAT INCLUDES THE AUDITED FINANCIAL RESULTS OF ITS ACQUISITION CANDIDATE FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006

Comprehensive Income Increases 62.1% to $7.67 Million from $4.73 Million;
Backlog Increases to $275.7 Million at 12/31/06 from $45.2 Million at 12/31/05

San Diego, CA and Shenyang, China - May 14, 2007 - Chardan South China Acquisition Corp. (OTCBB: CSCA, CSCAU, CSCAW) ("Chardan South"), a SPAC® incorporated in March 2005 for the purpose of acquiring an operating entity in the PRC, and its wholly-owned subsidiary, announced today the audited financial results for the twelve months ended December 31, 2006 for its acquisition candidate, Head Dragon Holdings Limited (“Head Dragon”) (see attached tables). As previously noted, on April 19, 2007, Chardan South announced a definitive stock purchase agreement pursuant to which it will acquire 100% of the common stock of Head Dragon, the owner of Liaoning GaoKe Energy Group ("GaoKe"). GaoKe, founded in 2003, is the largest private Chinese engineering company providing design, construction, installation, and operating expertise for distributed power generation and micro power networks in China. Head Dragon had comprehensive income of $7.67 million for the year ended December 31, 2006, a 62.1% increase from comprehensive income of $4.73 million for the year ended December 31, 2005.

Head Dragon’s backlog, which is the total value of all open contracts less the revenue recognized from these contracts, grew dramatically in 2006, signaling continued expansion of GaoKe’s business. Head Dragon’s backlog as of December 31, 2006 was $275.7 million, an increase of more than 500% from $45.2 million as of December 31, 2005. Since contracts historically are completed over twelve to eighteen months, a substantial portion of this revenue will be realized during the current fiscal year.

Additional information regarding Chardan South, Head Dragon Holdings, and GaoKe is available in the Form S-4 that China Energy Technology Limited (“China Energy”), the BVI subsidiary of Chardan South, filed with the Securities and Exchange Commission on Friday, May 11. A copy of the filing in its entirety is available at www.sec.gov.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Chardan South China Acquisition Corp.	Page 2
May 14, 2007

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Chardan South, GaoKe and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Chardan South’s and GaoKe’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which GaoKe is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of distributed power generation and other energy generation technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Chardan South’s BVI subsidiary, China Energy Technology’s filings with the Securities and Exchange Commission, and the registration statement on Form S-4 (Reg. No. 333-142894). The information set forth herein should be read in light of such risks. Neither Chardan South nor GaoKe assumes any obligation to update the information contained in this press release.

In connection with the pending transaction, China Energy Technology Limited ("China Energy") has filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for the stockholders of Chardan South. The stockholders of Chardan South are urged to read the Registration Statement and the Proxy Statement/Prospectus, when it is available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about Head Dragon, GaoKe, China Energy, Chardan South and the proposed transaction. The final Proxy Statement/Prospectus will be mailed to stockholders of Chardan South after the Registration Statement is declared effective by the SEC. Chardan South stockholders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC's website (www.sec.gov). These documents can also be obtained for free from Chardan South by directing a request to Lori Johnson c/o Chardan Capital, 625 Broadway, Suite 1111, San Diego, CA 92101.

China Energy, Chardan South and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan South stockholders in respect of the proposed transaction. Information regarding Chardan South’s participants will be available in the Proxy Statement /Prospectus. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement / Prospectus.

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(Tables to Follow)

Chardan South China Acquisition Corp.	Page 3
May 14, 2007

Consolidated Statements of Operations (in United States dollar)

	Years ended December 31,
	2006	2005	2004

Revenue	$98,704,984	$75,451,909	$40,452,808
Cost of sales and business taxes	85,914,503	66,946,158	36,033,193

Gross profit	12,790,481	8,505,751	4,419,615

Expenses General and administrative expenses	1,900,271	1,921,871	804,995
Finance costs	237,110	18,076	1,083

	2,137,381	1,939,947	806,078

Income from operations	10,653,100	6,565,804	3,613,537
Other income	71,872	49,553	24,089

Income before provision for income taxes and minority interest	10,724,972	6,615,357	3,637,626
Provision for income taxes	3,218,077	2,244,006	1,062,888

Income before minority interest	7,506,895	4,371,351	2,574,738
Minority interest	(3,605)	(6,749)	(29,737)

Net income	$7,510,500	$4,378,100	$2,545,001